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FILED VIA EDGAR

February 28, 2025

Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:      Victory Portfolios IV

Registration Statement on Form N-1A

File Nos. 333-282907, 811-24019

Dear Ms. Rowland:

On behalf of Victory Portfolios IV (the “Registrant” and each individual series, a “Fund” and together, the “Funds”), we submit this response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) on December 2, 2024, relating to the Registrant’s initial registration statement on Form N-1A filed on October 30, 2024 and November 1, 2024 (the “N-1A”) 1.

The Registrant has filed with the Commission a pre-effective amendment to the N-1A pursuant to Rule 472 under the Securities Act of 1933, as amended, incorporating the responses to the staff’s comments described below with respect to the Funds.

Below we identify in bold the staff’s comments, and note in regular type our responses. Capitalized terms used but not defined in this letter have the meanings assigned to them in N-1A. Page references correspond to the filed version of the N-1A.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate. All text changes described below will be implemented substantially as noted here, though some variation in the filing may be appropriate. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

1We note that the Registrant filed an initial registration statement on October 30, 2024 to register twenty-five Funds. On November 1, 2024, the Registrant filed an amended registration statement to: (i) register shares of four additional Funds and (ii) include three Statements of Additional Information for the four Funds that also supplemented (and were intended to replace) the Statements of Additional Information filed on October 30, 2024 with respect to ten Funds.

General

1.We note that substantial portions of the registration statement are incomplete. Please ensure all information is included in a pre-effective amendment, including the fee tables, expense examples, references to the auditor and auditor’s consent, and financial statements. A full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when the Funds complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally (including information about the predecessor funds), or on exhibits added in any amendment.

RESPONSE: The Registrant acknowledges the Staff’s comment. A pre-effective amendment has been filed, which includes the completed registration statement.

2.Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statement.

RESPONSE: The Registrant does not expect to submit any exemptive applications or no- action letters in connection with the registration statement.

3.Please update each Fund’s ticker symbol in EDGAR. See Items 1(a)(2) and 14(a)(2); Regulation S-T, Rule 313(b)(1). In addition, please review and confirm that the Series names in the EDGAR system match the names of the Funds as they are listed in the prospectuses. Please also supplementally explain why, in the prospectuses, some of the classes for particular Series do not show ticker symbols or otherwise add these ticker symbols.

RESPONSE: The Registrant confirms that series names in the EDGAR system match the names of the Funds as they are listed in the prospectuses.

The Registrant notes that prospectuses for each Fund will include all ticker symbols for share classes offered by the prospectus. Consistent with other funds within the Victory Funds complex, share classes listed on the front cover page of a prospectus but without a ticker are not be offered through the prospectus and the Registrant discloses this in the prospectus.

PROSPECTUS

General

4.In the “Investment Performance” section, each Fund indicates that it has adopted the performance of the “predecessor fund” as the result of a reorganization of the predecessor fund into the Fund. Please supplementally provide the Staff with additional information and background on the predecessor fund, including the status of the reorganization and the timing of the reorganization in relation to effectiveness of the registration statement. Please confirm supplementally that the Fund will not sell shares using this registration statement until the reorganization is consummated.

RESPONSE: Subject to shareholder approval, each Fund will be reorganized into a corresponding Pioneer Fund. The Registrant notes that it filed a registration statement on Form N-14/A (SEC Accession No. 0001683863-25-000669) (Effectiveness Date: February 7, 2025, 5:15 pm), which describes the proposed reorganizations. Each Fund will be the performance and accounting survivor following each reorganization.

The Registrant confirms that that the Funds will not sell shares using this registration statement until the reorganizations are consummated.

Fees and Expenses

5.If Other Expenses of the Fund will not be estimates, but rather are incorporating the expenses of the predecessor fund, please delete footnote 3 to the fee table, which states that Other Expenses are based on estimated amounts for the current fiscal year.

RESPONSE: The Registrant notes that Other Expenses will be estimates and will include a footnote in each fee table describing them as such.

Portfolio Turnover

6.Please ensure that each Fund refers to the predecessor fund’s portfolio turnover rate, rather than the Fund’s portfolio turnover rate, in the last sentence of this section. In addition, please define predecessor fund the first time such term is used.

RESPONSE: The Registrant will revise the disclosure so that each Fund refers to its predecessor fund’s portfolio turnover rate in the last sentence of this section and to define predecessor fund the first time such term is used.

Principal Investment Strategy

7.Where a Fund’s principal investment strategy includes investments in other investment companies, please: (1) if acquired fund fees and expenses from such investments will exceed 0.01% of the average net assets of a series, please confirm that these fees and expenses will be included as a separate line item in the fee table, or; (2) if acquired fund fees and expenses are not expected to exceed one basis point, confirm supplementally that such expenses are included in the “Other Expenses” line in the fee table. See Instruction 3(f)(i) of Item 3.

RESPONSE: The Registrant so confirms.

8.Where it is stated that the Adviser “generally” will not invest Fund assets in companies “engaged in” (or, as alternately stated in some prospectuses, “significantly involved in”) the production, sale, storage of, or providing services for, certain controversial weapons, including chemical, biological and depleted uranium weapons and certain antipersonnel mines and cluster bombs, or other ESG-related categories of investments, please add disclosure in response to Item 9 clarifying, if accurate, that an investment could be made in a company that is engaged in or has significant involvement in the activities listed above, the circumstances under which the Adviser may make such investments and, where the disclosure includes “significantly involved,” please disclose what that means. This comment applies to the Funds listed in comment 10 in addition to any other Fund containing similar language.

RESPONSE: The Registrant will revise the disclosure to delete the above-referenced paragraph included in response to Item 4 of Form N-1A.

In response to Item 9 of Form N-1A, the Registrant will revise the disclosure as follows:

In addition, the Fund ~~generally does not~~ seeks not to invest in investments issued by companies significantly involved in the production of tobacco products and controversial military weapons, consisting of cluster weapons (a form of air- dropped or ground-launched explosive weapon that releases or ejects smaller submunitions), anti-personnel mines (a form of mine designed to be detonated by the presence or contact of a human), and biological and chemical weapons, and the operation of thermal coal mines. To the extent possible on the basis of information available to the Adviser, an issuer will be deemed to be significantly involved in an activity if it derives more than 10% of its gross revenues from such activities, with the exception of thermal coal mining, which has a threshold of 20% of its gross revenues.

9.For Funds that integrate environmental, social and corporate governance (“ESG”) considerations into their investment research processes, please provide, in response to Item 9, some examples of ESG criteria that it considers for the particular Fund.

We note, for example, that the Victory Pioneer CAT Bond Fund primarily invests in catastrophe bonds and other insurance-and reinsurance-related securities, but it is not clear from the ESG integration disclosure how the Fund integrates ESG into its investment process.

RESPONSE:

In response to Item 9 of Form N-1A, the Registrant will disclose:

The Adviser integrates environmental, social and corporate governance (“ESG”) considerations into its investment research process by evaluating the business models and practices of issuers and their ESG-related risks. The Adviser believes ESG analysis can be a meaningful facet of fundamental research, the process of evaluating an issuer based on its financial position, business operations, competitive standing and management. This process considers ESG information, where available, in assessing an investment’s performance potential, including: evaluation of the business models and practices of issuers related to climate change, natural resource use and waste management; human capital considerations; product safety and social opportunities (e.g., access to health care, and nutritional, health-related, financial and educational programs); and corporate governance, business ethics, and government and public policy. The Adviser may consider ESG ratings provided by third parties, as well as issuer disclosures and public information, in evaluating issuers. ESG considerations are not a primary focus of the Fund, and the weight given by the Adviser to ESG considerations in making investment decisions will vary and, for any specific decision, they may be given little or no weight.

With respect to the Victory Pioneer CAT Bond Fund, in response to Item 9 of Form N- 1A, the Registrant will disclose:

The Adviser integrates environmental, social and corporate governance (“ESG”) considerations into its investment research process by evaluating the business models and practices of issuers and their ESG-related risks. The Adviser believes ESG analysis can be a meaningful facet of fundamental research, the process of evaluating an issuer based on its financial position, business operations, competitive standing and management. This process considers ESG information, where available, in assessing an investment’s performance potential, including: evaluation of the business models and practices of issuers related to climate change, natural resource use and waste management; human capital considerations; product safety and social opportunities (e.g., access to health care, and nutritional, health-related, financial and educational programs); and corporate governance, business ethics, and government and public policy (e.g., systematic catastrophic risk management). The Adviser may consider ESG ratings provided by third parties sources, as well as issuer disclosures and public information, in evaluating issuers. ESG considerations are not a primary focus of the Fund, and the weight given by the Adviser to ESG considerations in making investment decisions will vary and, for any specific decision, they may be given little or no weight.

10.Regarding Victory Pioneer Balanced Fund; Victory Pioneer Global Equity Fund; Victory Pioneer Global Growth Fund; Victory Pioneer Global Value Fund; and Victory Pioneer Fund, we note that the predecessor funds (except for Victory Pioneer Fund) are ESG-focused, however, the acquiring funds will not be ESG- focused. Please review the disclosure for these funds and revise where appropriate to better reflect the acquiring funds will integrate ESG policies, not focus on such policies. For example, please address the following, in addition to other applicable comments herein:

a.It is stated in response to Items 4 and 9 principal investment strategies, that the Fund “integrates ESG analysis into its investment process by focusing on companies with sustainable business models and evaluating ESG-related risks as part of its research recommendations.” Please consider replacing the word “focus,” so that the sentence no longer implies that the Fund’s focus is on ESG.

RESPONSE: The Registrant will revise its disclosure in response to Item 4 of Form N-1A to state:

In selecting securities to buy and sell, the Adviser considers ESG factors and associated risks along with the other investment-related factors discussed herein. In selecting securities, the Adviser ~~focuses on~~ assesses companies with sustainable business models. A company may demonstrate a sustainable business model by having a durable competitive and financial position expected to continue to create shareholder value, and offering products and services through ethical and sound business practices and the responsible use of resources.

The Registrant will revise its disclosure in response to Item 9 of Form N-1A to state:

In selecting securities to buy and sell, the Adviser considers ESG factors along with the other investment-related factors discussed herein, including: evaluation of the business models and practices of issuers related to climate change, natural resource use and waste management; human capital considerations; product safety and social opportunities (e.g., access to health care, and nutritional, health-related, financial and educational programs); and corporate governance, business ethics and government and public policy. ~~In selecting securities, the Adviser focuses on~~ The Adviser integrates ESG analysis into its investment process by assessing companies with sustainable business models and evaluating ESG-related risks. A company may demonstrate a sustainable business model by having a durable competitive and financial position expected to continue to create shareholder value, and offering products and services through ethical and sound business practices and the responsible use of resources.

b.Disclosure about the Fund’s ESG integration methodology in response to Item 4 should be a summary. Please revise the disclosure in light of the Fund’s ESG integration policy and move the more detailed disclosure about the ESG methodology (both in the principal strategy disclosure and the principal risk disclosure) to Item 9’s principal investment strategy and risks disclosures, as appropriate (or delete from Item 4 any duplicative wording that is already included in response to Item 9). In addition, we note disclosure under Item 9 that “ESG-related concerns in one area might not automatically eliminate an issuer from being an eligible investment for the Fund. The Adviser may consider whether an issuer’s ESG policies or practices are improving in making ESG evaluations.” Please clarify therein whether an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered. See also comment 8 above.

RESPONSE: The Registrant will revise its disclosure in response to Item 4 and Item 9 of Form N-1A consistent with the Staff’s comment.

The Registrant also will revise its disclosure as follows:

ESG-related concerns in one area (e.g., environmental, social or governance, individually) might not automatically eliminate an issuer from being an eligible investment for the Fund, and the Fund may invest in a company even if the Adviser determines a company has a low overall ESG rating or a low rating in one or more ESG categories (e.g., environmental, social or governance). Moreover, the Adviser may consider whether an issuer’s ESG policies or practices are improving in making ESG evaluations.

c.It is stated that the Adviser “uses thresholds based on revenue or other criteria to determine significant involvement in specific activities, which may vary by activity.” Please briefly clarify in the disclosure what “specific activities” refers to. In addition, in response to Item 9, please disclose:

(1)what “other criteria” referenced in the sentence above refers to; and

(2)how the Adviser generally measures “significant involvement,” and how such measurement “var[ies] by activity” (we note that some Funds, like the

Victory Pioneer Global Value Fund, explain that “significantly involved” means deriving more than 10% of gross revenues from such activities, but that other Funds do not include an explanation).

The Registrant will revise its disclosure as follows:

~~The Adviser uses thresholds based on revenue or other criteria to determine significant involvement in specific activities, which may vary by activity.~~ The Adviser relies on available data from external data providers to assess the extent of a corporate issuer’s involvement in the activities based on these thresholds. Increases in an issuer's involvement may not be reflected immediately in the portfolio due to potential delays in data availability and assessment.

The Registrant also will revise its disclosure to include: “To the extent possible on the basis of information available to the Adviser, an issuer will be deemed to be significantly involved in an activity if it derives more than 10% of its gross revenues from such activities, with the exception of thermal coal mining, which has a threshold of 20% of its gross revenues.”

d.The Fund discloses in response to Items 4 and 9 that “the Adviser considers ESG information in the context of the issuer’s respective sector or industry,” and the next paragraph discloses that the adviser also considers ESG ratings “relative to other companies both within the relevant industry and within the applicable universe of companies.” Please revise the disclosure to reconcile these two statements.

RESPONSE: The Registrant will delete the disclosure in response to Item 4 of Form N-1A.

In response to Item 9 of Form N-1A, the Registrant will revise the disclosure to state:

When evaluating an issuer as an investment opportunity, the Adviser considers ESG research including external ~~information in the context of the issuer’s respective sector or industry. In addition to making its own ESG evaluations, the Adviser considers~~ ESG ratings (where available) provided by third parties ~~or internal sources~~. The Adviser considers these ratings as part of the investment decision making process, including in seeking to avoid investing in companies that present the most ESG risk, as indicated by the ratings. When selecting investments, the Adviser generally does not consider as eligible investments those companies that, in the judgment of the Adviser, have lower ESG ratings, relative to other companies both within the relevant industry and within the applicable universe of companies, subject to exception where one or more ratings, in the judgment of the Adviser, do not reflect a company’s ESG attributes.

e.If the Fund’s policy with respect to investing in companies engaged in the production, sale, storage of, or providing services for, certain controversial weapons, including chemical, biological and depleted uranium weapons and certain antipersonnel mines and cluster bombs, is not an exclusionary policy, please delete the disclosure, under “ESG Risk,” that the Fund excludes securities of issuers in certain industries.

RESPONSE: The Registrant will delete the above-referenced disclosure from its response to Item 4 of Form N-1A.

In response to Item 9 of Form N-1A, the Registrant will revise the disclosure to state:

In addition, the Fund ~~generally does not~~ seeks not to invest in investments issued by companies significantly involved in the production of tobacco products and controversial military weapons, consisting of cluster weapons (a form of air-dropped or ground-launched explosive weapon that releases or ejects smaller submunitions), anti-personnel mines (a form of mine designed to be detonated by the presence or contact of a human), and biological and chemical weapons, and the operation of thermal coal mines. To the extent possible on the basis of information available to the Adviser, an issuer will be deemed to be significantly involved in an activity if it derives more than 10% of its gross revenues from such activities, with the exception of thermal coal mining, which has a threshold of 20% of its gross revenues.

Since the investment exclusion will remain, the Registrant believes retaining the “ESG Risk” remains appropriate.

11.For Victory Pioneer Bond Fund, we note the Fund has the term “bond” in its name. The Fund’s related 80% names rule policy, however, is not limited to bonds and includes broadly “debt securities” and “cash, cash equivalents and other short-term holdings.” Please revise the Fund’s 80% policy so that it is more focused on bonds, or supplementally explain why it would not be appropriate to do so.

RESPONSE: The Registrant will revise the disclosure to state:

Same, except that the fund’s 80% investment policy will be revised to state that normally, the fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in bonds. For purposes of this policy, bonds include all fixed income investments other than preferred stock (e.g., debt securities issued or guaranteed by the U.S. government, its agencies and instrumentalities and debt securities (including convertible debt) of corporate or other issuers). Derivative instruments that provide exposure to such investments or have similar economic characteristics may be used to satisfy the fund’s 80% policy.

12.For the Victory Pioneer AMT-Free Municipal Fund, the fundamental 80% policy described in the prospectus refers to the “interest” (rather than “income”) being tax-exempt; and the fundamental AMT-free policy described in the SAI refers to the “interest” rather than “income” in the following clause: “the interest on which is a tax preference item for purposes of the federal alternative minimum tax”. Please supplementally explain why it is appropriate to use the term “interest” rather than “income” as required by the rule.

RESPONSE: The Registrant will revise its 80% policy in the prospectus and fundamental AMT-Free policy described in the SAI to refer to income versus interest and will make the same change to the SAI.

Principal Investment Risks

13.Please update “[m]arket risk” (and other risks, as applicable) by deleting references to the transition from LIBOR and deleting the discussion of Brexit there and in “Risks of Non-U.S. Investments.” Where applicable, please update the “Market risk” (and, as applicable, “Interest Rate Risk”) discussion to address recent market events and economic developments.

RESPONSE: The Registrant will revise the above-referenced risks consistent with the Staff’s comment.

14.Pursuant to the disclosure in “[m]unicipal securities risk,” as applicable, if the Fund intends to focus its investments in any particular state, city, territory (including Puerto Rico), region, or in securities the payments on which are dependent upon a single project or source of revenues, or that relate to a sector or industry, please disclose – to the extent not already disclosed – such state, city, territory, region, or category of securities, and please include corresponding principal risks.

RESPONSE: The Registrant believes that each of its “Municipal Securities Risk” and “Market Segment Risk” adequately describes the risks to the extent a Fund focuses its investments in any particular state, city, territory, region, or in securities the payments on which are dependent upon a single project or source of revenues, or that relate to a sector or industry. The Registrant undertakes to consider any enhancements to its disclosure in connection with the Funds’ annual registration statement update.

15.For Funds that include “Risks of non-U.S. investments,” please specify (to the extent not already specified) in principal investment strategy disclosure in response to Item 4, the Fund’s significant investments in any one region or country, and add any corresponding risk disclosure.

RESPONSE: The Registrant believes that its disclosure in response to Item 4 adequately describes, to the extent applicable, the Fund’s significant investments in any one region or country, including the associated risks. The Registrant undertakes to consider any enhancements to its disclosure in connection with the Funds’ annual registration statement update.

16.For Funds that invest significantly in emerging markets countries (e.g., Victory Pioneer International Equity Fund; Victory Pioneer Global Growth Fund), please consider including risks of emerging markets countries (and any particular emerging market country which presents principal risks) as a separate principal risk factor, rather than as part of the “Risks of non-U.S. investments.” In addition, we note that some Funds that include “Risks of non-U.S. investments” have deleted the following language that was disclosed under the predecessor fund prospectuses: “These risks may include different… auditing and financial recordkeeping requirements,” and; “[i]nvestors in foreign countries often have limited rights and few practical remedies to pursue shareholder claims.” Please explain supplementally why such language was deleted or add it back. Also, for these Funds, where a list of emerging markets is included in response to Items 4 and 9, please provide a complete list of emerging markets countries, rather than stating that emerging markets “generally will include, but not be limited to” certain countries specified therein.

RESPONSE: The Registrant will revise the disclosure to include “These risks may include different… auditing and financial recordkeeping requirements,” and; “[i]nvestors in foreign countries often have limited rights and few practical remedies to pursue shareholder claims.”

The Registrant has considered its disclosure regarding the risks of investing in emerging markets countries and believes the disclosure adequately describes the risks. The Registrant undertakes to consider any enhancements to its disclosure in connection with the Funds’ annual registration statement update.

17.For a Fund that operates as a fund-of-funds, where the Fund has deleted predecessor fund disclosure stating that “[t]he fund is exposed to the following risks through its investments in underlying funds,” please supplementally explain such deletion or add the disclosure back to the prospectus.

RESPONSE: The Registrant will add the disclosure back to the prospectus for the Victory Pioneer Solutions – Balanced Fund in response to both Item 4 and Item 9 of Form N-1A.

18.Where repurchase agreements are part of the principal investment strategy (e.g., Victory Pioneer Fundamental Growth Fund), please add risk disclosure regarding repurchase agreements. Please generally review each Fund to confirm that all applicable principal risks are disclosed.

RESPONSE: The Registrant notes that to the extent a Fund includes repurchase agreements in its principal investment strategy, it will include Repurchase Agreement Risk.

19.Where equity securities are a principal investment, please provide, in response to Items 4 and 9, related risk disclosure, including that equity securities have a lower priority in reorganization or bankruptcy proceedings.

RESPONSE: The Registrant: (1) will revise its Equity Securities Risk disclosure in response to Item 4 of Form N-1A to include the addition shown below; and (2) will make similar changes to its Equity Securities Risk in response to Item 9 of Form N-1A:

Equity securities are subject to the risk that stock prices may rise and fall in periodic cycles and may perform poorly relative to other investments. This risk may be greater in the short term. Equity securities represent an ownership interest in an issuer, rank junior in a company's capital structure to debt securities and consequently may entail greater risk of loss than debt securities. Equity securities have the lowest priority, and the greatest risk, with respect to dividends and any liquidation payments in the event of an issuer's bankruptcy.

Performance

20.Please state that the predecessor fund had substantially similar objectives, policies, and investment strategies as the Fund, if true.

RESPONSE: The Registrant will revise the disclosure for each Fund to state: “The predecessor fund had substantially similar objectives, policies and investment strategies as the Fund.”

21.We note the disclosure that Class A, Class C, and Class Y shares’ returns of the Fund will be different from the returns of the predecessor fund as they have different expenses. If the relevant classes of the Fund have higher expenses than the corresponding classes of the predecessor fund, then please state that if the predecessor performance had reflected the expenses of the Fund, the returns would be lower.

RESPONSE: The Registrant notes that anticipated total operating expenses for all classes of shares, on a net basis under a contractual expense limitation agreement with Victory Capital, are expected to be no higher than, either (i) net expenses associated with investing in the predecessor fund after application of expense limitation arrangements currently in effect for the predecessor fund, if any, or (ii) net expense for the predecessor fund as of the end of the most recent fiscal year end, at the time of the closing date of the Reorganization, whichever is lower.

The Registrant believes no change is necessary.

22.We note that some Funds state that they compare the predecessor fund’s and the Fund’s performance to more than one index. Where that is the case, please explain in the narrative explanation accompanying the bar chart and table (1) which index is the appropriate broad-based securities market index (in some cases, such as Victory Pioneer Securitized Income Fund, please provide the broad-based securities market index); and (2) information about the additional index (e.g., that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives). See Instr. 2(b) to item 4(b)(2). In addition, where a Fund has selected an index that is different from the index used in a table for the immediately preceding period for the predecessor fund, explain in the narrative disclosure (rather than a footnote) the reason(s) for the selection of a different index and provide information for both the newly selected and the former index. See Instr. 2(b) to item 4(b)(2).

RESPONSE: The Registrant will revise the disclosure for each Fund (with the portions in brackets tailored to each Fund) to state:

The bar chart and table that follow are intended to help you understand some of the risks of investing in the Fund. The Fund has adopted the performance of the [corresponding Pioneer Fund] (the “predecessor fund”) as the result of a reorganization of the predecessor fund into the Fund (the “Reorganization”). The predecessor fund had substantially similar objectives, policies and investment strategies as the Fund. Prior to the Reorganization, the Fund had not yet commenced operations. The bar chart shows you how calendar year returns of Class [A] shares of the predecessor have varied over the past 10 years. The table compares average annual total returns of Class [A] shares of the predecessor fund over the same period to one or more broad measures of market performance, which have characteristics relevant to the Fund’s investment strategy. [The

[Index] is provided to show how the Fund’s performance compares with the returns of an index of securities similar to those in which the Fund invests.] We assume reinvestment of dividends and distributions.

To the extent a footnote describing the broad-based index was included in the registration statement, the Registrant will move the text to the narrative introduction.

Organization and Management of the Fund

23.Disclosure here states that certain portfolio managers currently have positions at Amundi US. Please confirm that this section will be updated, as applicable, in a pre- effective amendment after the closing of the transaction described in your cover letter to the registration statement.

RESPONSE: The Registrant confirms that this section will be revised and notes that at the time of closing of each Reorganization, each stated portfolio manager that was employed by Amundi US will be an employee of Victory Capital.

Management Fee

24.When disclosing the aggregate fee paid to the adviser for the most recent fiscal year pursuant to Item 10(a)(1)(ii)(A), please state that it was the predecessor fund that paid such fees.

RESPONSE: The Registrant will revise the disclosure to state that for the most recent fiscal year it was the predecessor fund that paid such fees.

25.Please confirm supplementally that any expense limitation or other fee or expense waiver, to the extent they were in place for a predecessor fund, will not be subject to any right of recoupment by the Adviser following the reorganization.

RESPONSE: The Registrant so confirms, and notes that no predecessor fund was subject to recoupment under the terms of any expense limitation or other fee or expense waiver arrangement.

Additional Fund Information

26.For a Fund that operates as a fund-of-funds, please ensure that the disclosure of the underlying Funds’ investment policies align with the underlying funds’ policies. For example, Victory Pioneer Solutions – Balanced Fund states in this section that, for its underlying fund Victory Pioneer Global Equity Fund, the minimum percentage of its net assets in issuers located outside of the United States is the lesser of (a) 40%

or (b) the percentage of the MSCI World NR Index that is represented by non-U.S. issuers from time to time minus 10 percentage points. The Victory Pioneer Global Equity Fund discloses 5 percentage points with respect to (b), rather than 10. Please reconcile.

RESPONSE: The Registrant will revise the Victory Pioneer Solutions – Balanced Fund’s disclosure to state: “the percentage of the MSCI World NR Index that is represented by non-U.S. issuers from time to time minus ~~10~~ 5 percentage points.”

Investing with Victory Funds

27.Please revise to eliminate the information under “Share classes” that is largely duplicative of the second paragraph under this section.

RESPONSE: The Registrant has reviewed the disclosure and does not believe the information is unnecessarily duplicative. The Registrant notes that this disclosure is substantially identical to disclosure included for all funds managed by Victory Capital.

28.We note the disclosure that, for Class A Shares, “[n]o CDSC is imposed on shares representing reinvested distributions.” Please clarify, for all Share Classes, whether any sales loads (including initial sales loads) are imposed on shares, or amounts representing shares, that are purchased with reinvested dividends or other distributions. See Item 12(a)(1), Instr. 2.

RESPONSE: The Registrant believes that no changes are necessary. The Registrant notes that, as stated in its disclosures, sales charges (including any contingent deferred sales charges (“CDSCs”)) are only applicable for Classes A and C. The Registrant’s disclosure for those share classes, as referenced above, states that “[n]o CDSC is imposed on shares representing reinvested distributions.” Since there are no sales charges (including CDSCs) for other share classes, as is noted in the section entitled “Choosing a Share Class,” the Registrant believes that the requested disclosure addition is unnecessary. The Registrant notes that this disclosure is substantially identical to disclosure included for all funds managed by Victory Capital.

29.Under “CDSC for Class A Shares,” it is stated that the CDSC charge for certain redemptions specified in the paragraph “will be based on either the cost of the shares or NAV at the time of redemption, whichever is lower.” Under “CDSC for Class C Shares,” it is stated that the CDSC for the specified redemptions “is based on the current value of the shares being sold or their NAV when purchased, whichever is less. Please clarify in the disclosure what is meant by the “cost of the shares” versus “NAV” and whether the “cost of shares” is related to the time of purchase. Additionally, please clarify what is meant by “current value of the shares” versus “NAV.”

RESPONSE: The Registrant will revise the disclosure in both sections as follows: “This charge will be based on either ~~the cost of the shares or NAV at the time of redemption, whichever is lower~~ the current market value or the original cost of the shares you are selling, whichever is less.”

Financial Highlights

30.Please include the auditor’s consent relating to the financial statements and financial highlights of the predecessor funds as an exhibit to the filing.

RESPONSE: The Registrant will include the auditor’s consents relating to the financial statements and financial highlights of the predecessor funds as an exhibit to the filing.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

General

31.For Victory Pioneer U.S. Government Money Market Fund, please confirm supplementally there has been no financial support provided to the predecessor fund over the past 10 years. See Item 16(e).

RESPONSE: The Registrant confirms that there has been no financial support provided to the predecessor fund over the past 10 years.

32.Under “Investment Practices, Instruments, and Risk,” and throughout the SAI, please update the market and other events. We note, for example, under “Investments in Puerto Rico Municipal Securities,” the risk disclosure refers to Hurricane Maria from 2017. Similarly, in certain SAIs, China risk discloses “[t]he effect of China’s recent relaxation of its zero-COVID policy on China’s economy and global supply chains may not be fully known for some time.”

RESPONSE: The Registrant will revise the SAI to update it for market and other events.

Fundamental Investment Policies and Limitations of the Fund

33.The Statement of Information for Victory Pioneer Bond Fund states: “[t]he Fund has adopted certain fundamental investment policies which, along with the Fund’s investment objectives, may not be changed without the affirmative vote of the holders of…” It is stated elsewhere in the SAI and prospectus that the Fund’s investment objectives may be changed without shareholder approval. Please reconcile and confirm that similar disclosure is not inadvertently included in other SAIs where not applicable.

RESPONSE: The Victory Pioneer Bond Fund’s investment objective is non-fundamental and may be changed without shareholder approval. The Registrant will revise the disclosure accordingly.

34.Please revise the fundamental policy on concentration to more closely track the language of Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) (i.e., please state “industry or group of industries,” rather than “any one industry”). See also Item 16(c)(1)(iv).

RESPONSE: The Registrant will revise the disclosure to include “or group of industries.”

35.For Statements of Additional Information that include Funds with municipal securities as principal investments, please state, in the explanatory note about the concentration policy, that the fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the fund’s compliance with its concentration policies.

RESPONSE: The Registrant will revise the disclosure to indicate that for purposes of compliance with concentration policies, Funds with municipal securities as principal investments generally will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry or group of industries to which the investments should be allocated when determining compliance.

36.Please supplementally explain the following explanatory note: “[t]ax-exempt Funds that invest 80% of their net assets in tax-exempt securities characterize investments in securities the interest upon which is paid from revenues of similar type projects by the type or types of projects” or delete as the current statement is unclear.

RESPONSE: The Registrant submits that the disclosure referenced by the Staff is consistent with the Staff guidance provided in former Guide 19 to Form N-1A (rescinded when Form N-1A was amended in 1998, available at https://archives.federalregister.gov/issue_slice/1983/8/22/37926-37967.pdf). Former Guide 19 provided that (emphasis added) “[i]n addition, if a company invests or may invest 25 percent or more of its assets in securities the interest upon which is paid from revenues of similar type projects, it should disclose this fact, [and] identify the type or types of projects and briefly discuss any economic, business, or political developments or changes which would most likely affect all projects of that type or types.” Consistent with this Staff guidance, for purposes of determining compliance with the Fund’s concentration policy, the Fund considers securities of issuers who pay interest from revenues of similar types of projects (such as projects relating to health care, education, transportation, and utilities) as one industry or group of industries.

37.It is stated under “Other Restrictions,” that for the Victory Pioneer AMT-Free Municipal Fund and the Victory Pioneer U.S. Government Money Market Funds, the adviser generally will not invest Fund assets in companies engaged in the production, sale, storage of, or providing services for, certain controversial weapons, including chemical, biological and depleted uranium weapons and certain antipersonnel mines and cluster bombs.” Given that we do not see such disclosure in those Funds’ prospectuses, please confirm that the restrictions stated accurately reflect the restrictions in the individual Funds: if so, please add such disclosures to the Funds’ prospectuses.

RESPONSE: The Registrant will revise the disclosure to delete the reference.

38.For SAIs that include Funds that are fund-of-funds, or that include Funds that invest in other investment companies, please disclose that the Fund will consider the investments of other investment companies in which it invests when determining compliance with its own concentration policy.

RESPONSE: The Registrant will revise the investment restriction to disclose that the Fund will consider the investments of other investment companies in which it invests when determining compliance with its own concentration policy.

39.Under “Other Restrictions,” some of the SAIs refer to a Fund’s 80% ESG policy, when the Fund no longer has an 80% ESG policy according to its prospectus (e.g., the November 1, 2024 SAI that includes Victory Pioneer Global Value Fund). Please review and revise these disclosures as appropriate.

RESPONSE: The Registrant will remove the SAI disclosures of 80% ESG policies where a Fund no longer has an 80% ESG policy.

40.For the Funds that are diversified, please move the paragraph labeled “Diversification” (which explains the shareholder approval required to change the Fund’s classification from diversified to non-diversified) from under “Non- fundamental investment policy” to under “Fundamental Investment Policies and Limitations of the Funds” and combine it with the disclosure about the diversification classification that is the third paragraph below “Investment Policies and Limitations of the Funds”. In addition, please explicitly state that the Fund’s diversification classification is fundamental, rather than the current disclosure that “[a] Fund’s classification and sub-classification is a matter of fundamental policy.”

RESPONSE: The Registrant will revise the “Diversification” disclosure as requested. Proxy Voting Policies

41.Please state that information regarding voted proxies is available on the Fund’s website, if true. See Item 17(f).

RESPONSE: The Registrant will revise the disclosure to include a statement that indicates that information regarding voted proxies is available on the Funds’ website.

Other Investments and Investment Techniques

42.Please consider changing the references from “illiquid securities” to “illiquid investments” throughout the “Illiquid securities” paragraph as rule 22e-4 uses the term “illiquid investments.” See rule 22e-4(b)(iv) under the 1940 Act.

RESPONSE: The Registrant will revise the disclosure to change references from “illiquid securities” to “illiquid investments.”

Redeeming Shares

43.It is stated that “[e]ach Fund may effect redemptions in kind.” Please supplementally confirm whether the Fund has filed Form N-18F-1. If so, please disclose the Fund may redeem in kind only for shareholders that hold the lower of $250,000 of the fund’s value or 1% of its assets.

RESPONSE: Each Fund expects to file at the appropriate time a Form N-18F-1.

Compensation

44.The Fund discloses that “the table under ‘Annual Fees, Expense and Other Information - Compensation of Officers and Trustees’ sets forth the compensation paid to each of the Trustees.” Please include the table in the format prescribed by Item 17(b)(4). We may have additional questions.

RESPONSE: The Registrant will add the information required by Item 17(b)(4).

45.For SAIs that disclose a performance fee, please confirm supplementally that the performance fee and performance fee example disclosures have not changed from the applicable predecessor funds (if they have changed, please supplementally describe the changes).

RESPONSE: The Registrant so confirms.

Control Persons and Principal Shareholders

46.Please confirm supplementally that no officers, directors/trustees and members of an advisory board own in excess of 1% of any class of shares of the Fund, or disclose the total percentage ownership. See Item 18.

RESPONSE: The Registrant will revise the disclosure to indicate that no officers, directors/trustees and members of an advisory board own in excess of 1% of any class of shares of a Fund.

Investment Adviser and Other Service Providers

47.Please confirm supplementally that there are no affiliated persons of the Fund who also are affiliated persons of the adviser, as described under Item 19(a)(2). If there are such persons, please provide the information required by the Item.

RESPONSE: The Registrant will revise the disclosure to include the information required by Item 19(a)(2) of Form N-1A.

48.We note the following disclosure: “[t]he Advisory Agreement provides that the Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Funds in connection with the performance of the services pursuant thereto, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith, gross negligence on the part of the Adviser in the performance of its duties, or from reckless disregard by the Adviser of its duties and obligations thereunder.” Please supplementally explain the inclusion of “with respect to the receipt of compensation for services” after “breach of fiduciary duty” or delete the language.

RESPONSE: The Registrant notes that the above disclosure comes directly from the Investment Advisory Agreement between the Registrant and Victory Capital Management Inc., which was approved on December 16, 2024, and the language is intended to encapsulate the entirety of the agreement.

49.Relating to “Administrator and Fund Accountant,” please confirm supplementally that the next amendment on Form N-1A will include, for the past three years, a summary of the substantive provisions of any other management-related service contract of interest to a purchaser of the predecessor fund’s shares, under which services were provided to the Fund, indicating the parties to the contract, and the total dollars paid and by whom for the past three years. See Item 19(d). Similarly, where information is not yet included in the registration statement for prior periods as required to be disclosed by Items 16 through 27, please confirm supplementally that such information will be included and, where applicable, the disclosure should specify that the information relates to the predecessor fund or predecessor entity. This should include, for example: adding disclosure about portfolio turnover rates to specify that the portfolio turnover rates are for each Fund’s predecessor fund; and disclosing, in response to Item 19(g)(3), any unreimbursed expenses incurred under a previous Rule 12b-1 Plan from a previous year and carried over to future years, if applicable.

RESPONSE: The Registrant confirms that the Statement of Additional Information includes the above-requested information.

Derivative Actions Brought by Shareholders

50.Please move the disclosure in this section to an appropriate location in the prospectus.

RESPONSE: The Registrant will add the following disclosure to an appropriate location in each Prospectus:

Derivative Actions Brought by Shareholders

Subject to applicable law, shareholders of the Fund or any class may not bring a derivative action to enforce the right of the Fund or an affected class, as applicable, unless certain conditions provided in the Trust Instrument are met, including that prior to the commencement of such derivative action, the complaining shareholders have made a written demand to the Board of Trustees requesting that they cause the Fund or affected class, as applicable, to file the action itself and no less than three complaining shareholders of the Fund or the affected series or class, each of which shall be unaffiliated and unrelated (by blood or by marriage) to any other complaining shareholder, and at least 10% of the shareholders of the Fund or the affected class, as applicable, must join in bringing the derivative action (provided, that this 10% requirement shall not apply to derivative claims brought under federal securities law). Demands for derivative action submitted in accordance with the Trust Instrument will be considered by those trustees who are not deemed to be interested persons of the Fund. Within 90 calendar days of the receipt of such demand by the Board of Trustees, those Trustees who are not deemed to be Interested Persons of the Fund will consider the merits of the claim and determine whether maintaining a suit would be in the best interests of the Fund or the affected class, as applicable. The Fund’s statement of additional information includes more information about the derivative actions brought by the Fund’s shareholders.

51.We note the disclosure of the following provisions expected to be included in the to- be-filed Declaration of Trust, and that such provisions “may not apply to claims brought under federal securities laws”: (1) the provision requiring at least 10% of the outstanding voting securities of the Trust, applicable Fund or Class to join in the request to bring the derivative action; and (2) the provision requiring an undertaking by the requesting shareholders to reimburse the Trust for the expense of any advisors retained by the Board in the event that the Trustees determine not to bring such action. Please ensure that the requirement to make a pre-suit demand (provision (a) in the paragraph that begins with “[p]ursuant to the Trust Instrument,”) is also not applicable to claims brought under the federal securities laws, and please also replace “may not” with “does not”. We may have additional comments once you have provided the amended and restated Declaration of Trust, if applicable.

RESPONSE: Section 11.08(a)(iv) of the Registrant’s Second Amended and Restated Trust Instrument (the “Trust Instrument”), containing the provision requiring at least 10% of the outstanding voting securities of the Trust, applicable Fund or Class to join in the request to bring the derivative action, provides that the provision shall not apply to derivative claims brought under federal securities law. The Registrant notes that the Trust Instrument does not include a provision requiring requesting shareholders to reimburse the Trust for the expense of any advisors retained by the Board in the event that the Trustees determine not to bring such action.

The Registrant will revise the disclosure accordingly and as requested by this comment.

52.Some SAIs, such as the SAI for Victory Pioneer Bond Fund, contain two sections addressing derivative actions, with different disclosures (for this SAI, they appear under both headers “Derivative and Direct Actions” and “Derivative Actions Brought by Shareholders” – note that one section refers to Massachusetts law). Please supplementally inform us as to which disclosures are correct, eliminate any duplication, ensure that the federal securities claims carve-outs referred to in the comment above are included in all prospectuses, and ensure that disclosures about venue and jury trials are included in all SAIs and prospectuses, subject to our additional comments on those provisions. For disclosure about an exclusive Federal court provision (as in the SAI for Victory Pioneer Bond Fund), please also disclose the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is question regarding the enforceability of this provision since the 1933 Act and 1940 Act permit shareholder to bring claims arising from these Acts in both state and federal courts).

RESPONSE: The Registrant notes that the disclosure under the header “Derivative Actions Brought by Shareholders” is the appropriate disclosure and the Registrant will remove duplicate disclosures.

PART C: OTHER INFORMATION

53.In response to Item 30 (Indemnification), please add the following pursuant to Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”):

a.“Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

RESPONSE: The Registrant will revise the disclosure to include the above-referenced statement.

54.In response to Items 31 and 32, please delete the forward-looking language, such as references to the “expected” investment adviser and that VCS is “expected” to act as principal underwriter.

RESPONSE: The Registrant will revise the disclosure to delete “expected.”

55.In response to Item 31, please delete “to the knowledge of the Registrant” from the following sentence: “To the knowledge of Registrant, none of the directors or officers of the Adviser is or has been at any time during the past two fiscal years engaged in any other business, profession, vocation, or employment of a substantial nature.”

RESPONSE: The Registrant will revise the disclosure to delete “to the knowledge of the Registrant.”

56.In response to Item 32, please confirm supplementally that the response to this Item will include information required by the Item for each director, officer, or partner of each principal underwriter named in the response to Item 25.

RESPONSE: The Registrant confirms that it will include the disclosure required by Item 32 of Form N-1A.

57.After Item 35, please delete the “Notice” and the following paragraph, if they are errant, or supplementally explain why the language is included.

RESPONSE: The Registrant will revise its response to Item 35 to delete “Notice.”

EXHIBITS

58.We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders, or other persons, and replace them with the standards set forth in Section 7.(a) of the Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser(s), depositor or principal underwriter (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws.

RESPONSE: The Registrant revised Section 10.01(a) of the Trust Instrument as follows:

(a)~~Except as required by applicable federal law, including the 1940 Act, neither~~ Neither the Trustees nor any officer of the Trust shall owe any fiduciary duty (whether arising at law or in equity) to the Trust or any Series or Class or any Shareholder. Unless another standard is specified herein, in conducting the business of the Trust, each Series and each Class, and in exercising their rights and powers hereunder, the Trustees shall take any actions and make any determinations in their subjective belief that such actions or determinations are in, or not opposed to, the best interests of the Trust (or such Series or Class, as applicable). Unless otherwise expressly provided herein or required by applicable federal law, including the 1940 Act, the Trustees shall act in their sole discretion and may take any action or exercise any power without any vote or consent of the Shareholders. The provisions of this Trust Instrument, to the extent that they restrict or eliminate the duties (including fiduciary duties) and liabilities of the Trustees otherwise existing at law or in equity, are agreed by the Trust, each

Series, each Class, each Shareholder and each other Person bound by this Trust Instrument to restrict or eliminate such other duties and liabilities of the Trustees and substitute for them the duties and liabilities specifically set forth in this Trust Instrument. The Trustees undertake to perform such duties, and only such duties, as are specifically set forth in this Trust Instrument in accordance with the provisions of this Trust Instrument, and no implied duties, covenants or obligations shall be read into this Trust Instrument against the Trustees. This Section 10.01(a) shall not apply to claims arising under federal securities laws.

59.Please add a provision to the Declaration of Trust, or otherwise modify the Declaration of Trust, to clarify explicitly that notwithstanding anything to the contrary in the Declaration of Trust, nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees or officers shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

RESPONSE: The Registrant added the following sentence to Section 10.01(b) of the Second and Amended and Restated Trust Instrument (the “Trust Instrument”):

Notwithstanding anything to the contrary in this Trust Instrument, nothing in this Trust Instrument modifying, restricting or eliminating the duties or liabilities of trustees or officers shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Should you have any additional questions concerning the filing, please call me at (212) 839- 8679.

Very truly yours,

/s/ Matthew J. Kutner

Matthew J. Kutner

Sidley Austin LLP, as counsel to the Funds

cc:Thomas Perna, Chair

Thomas Dusenberry, Victory Capital Management Inc.

Scott A. Stahorsky, Victory Capital Management Inc.

Carol Trevino, Victory Capital Management Inc.

Patricia McClain, Victory Capital Management Inc.

Sean Fox, Victory Capital Management Inc.

Jay G. Baris, Sidley Austin LLP John M. Ekblad, Sidley Austin LLP